May 18, 2011

Mr. Terence O’Brien

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E., Stop 4631

Washington, D.C. 20002

RE:	Nucor Corporation

File No. 1-04119

Form 10-K for the fiscal year ended December 31, 2010

Filed February 28, 2011

Dear Mr. O’Brien:

This letter is submitted on behalf of Nucor Corporation (the “Company”) in response to comments set forth in your letter dated April 14, 2011. Our responses to your comment letter are set forth below, with each paragraph numbered to correspond to the numbered paragraphs set forth in your letter.

Form 10-K for the year ended December 31, 2010

Business, page 1

1.	We note that you have several risk factors involving compliance with federal, state and local environmental laws and that you have made provisions for the estimated costs related to compliance. In future filings, please elaborate on the effects of these laws on your business in the Business section, and disclose any material estimated capital expenditures for environmental control facilities for the remainder of your then-current fiscal year and succeeding fiscal year, and any other periods that you believe are material. Please see Item 101(c)(xi) of Regulation S-K.

We acknowledge the Staff’s comment and, in future annual filings, beginning with the 2011 Form 10-K, we will include the following disclosure in Part I, Item 1:

Mr. Terence O’Brien

United State Securities and Exchange Commission

May 18, 2011

Environmental Laws and Regulations

Our business operations are subject to numerous federal, state and local laws and regulations intended to protect the environment. The principal federal environmental laws include the Clean Air Act (CAA) that regulates air emissions; the Clean Water Act (CWA) that regulates water discharges; the Resource Conservation and Recovery Act (RCRA) that addresses solid and hazardous waste treatment, storage and disposal; and the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA) that governs releases of, and remediation of sites contaminated by, hazardous substances. The States in which our operations are located also have state laws and regulations that are patterned on these and other federal laws.

We believe that we are in substantial compliance with the provisions of all federal and state environmental laws and regulations applicable to our business operations. Both federal and state laws and regulations are becoming increasingly stringent however, making compliance with them increasingly expensive and burdensome. In many instances the total costs of compliance are not readily quantifiable because compliance is so engrained in our operating philosophy that these costs are simply considered part of our standard operating procedures.

The United States Environmental Agency (USEPA) has proposed or promulgated many new national ambient air quality standards and toxic air emissions rules for which it has not yet issued guidance or compliance deadlines. While we begin immediately to plan for compliance with such standards and rules, we cannot fully assess their impact on our operations until the guidance has been fully developed and issued and compliance deadlines have been established. In other cases where environmental regulations are proposed or promulgated that may regulate previously unregulated aspects of our operations, it is impossible for us to fully determine the impact of these regulations until protracted legal challenges have been concluded and USEPA or other regulatory agencies have developed and issued technical guidance. Despite this atmosphere of regulatory uncertainty, we do not believe that compliance with these new environmental regulations will have a material adverse effect on our results of operations, cash flows or financial condition.

The CAA imposes stringent limits on air emissions with a federally mandated operating permit program administered by the states and civil and criminal enforcement sanctions. Each of our steel mills is required to operate in compliance with its permit or potentially incur sanctions for failing to do so. The Direct Reduced Iron (DRI) facility we are constructing

Mr. Terence O’Brien

United State Securities and Exchange Commission

May 18, 2011

in the State of Louisiana received an operating permit under the CAA in January 2011 which included USEPA’s new Greenhouse Gas (GHG)Tailoring Rule that requires Best Available Control Technology (BACT) for certain new projects that require permits under the CAA to operate. At present this rule has only impacted this greenfield project. As other Nucor operations request permit modifications they will also become subject to these GHG regulations that are being developed and enforced by USEPA. USEPA has now issued guidance on how these applications are to be prepared and evaluated. Based on that guidance, we do not expect these requirements to have a material adverse effect on our results of operations, cash flows or financial condition. It should also be noted that these GHG regulations are the subject of substantial litigation that may change whether and how these rules will ultimately be implemented.

Nucor uses electric arc furnaces (EAF) to recycle scrap metal into new steel products. These EAFs use electricity as their primary source of energy. As the new GHG regulations, air toxics rules and other new environmental regulations are imposed on electric utilities, it is reasonable to expect that the cost of electricity produced by these utilities will increase. See Item 1A. “Risk Factors” for more information about the potential impact of GHG regulations on Nucor’s business.

The CWA regulates water discharges and withdrawals. Nucor maintains discharge and withdrawal permits as appropriate at its facilities under the national pollutant discharge elimination system program of the CWA and conducts its operations in compliance with those permits. Nucor also maintains permits from local governments for the discharge of water into publicly owned treatment works where available.

RCRA establishes standards for the management of solid and hazardous wastes. RCRA also addresses the environmental impact of contamination from waste disposal activities and from recycling of and storage of most wastes. While Nucor believes it is in substantial compliance with these regulations, past waste disposal activities that were legal when conducted but now may pose a contamination threat are periodically discovered. These and off site properties that USEPA has determined are contaminated, for which Nucor may be potentially responsible at some level, are quickly evaluated and corrected. While Nucor has conducted and is in the final stages of completing some cleanups under RCRA, these liabilities are either already identified and being resolved or have been fully resolved and Nucor is in receipt of no further action letters from the appropriate regulatory agency.

Mr. Terence O’Brien

United State Securities and Exchange Commission

May 18, 2011

Because Nucor long ago implemented environmental practices that have resulted in the responsible disposal of waste materials, Nucor is also not presently considered a major contributor to any major cleanups under CERCLA for which Nucor has been named a potentially responsible party. Nucor continually evaluates these types of potential liabilities and, if appropriate, maintains reserves sufficient to remediate the identified liabilities. Under RCRA, private citizens may also bring an action against the operator of a regulated facility for potential damages and payment of clean up costs. Nucor is confident that its system of internal evaluation and due diligence has sufficiently identified these types of potential liabilities so that compliance with these regulations will not have a material adverse effect on our results of operations, cash flows or financial condition beyond that already reflected in the reserves established for them.

Because Nucor’s primary raw material is scrap metal, the recycling process generates a waste product that USEPA has listed under RCRA as a hazardous waste. This waste material is a dust that is captured in Nucor’s state of the art emission control systems that filter the air from the EAF operations. This material is rich in both ferrous and non ferrous metals; consequently, Nucor is presently recycling about 87% of this material each year instead of placing it in Subtitle C landfills as would otherwise be required. By recycling this material in a responsible manner, Nucor is not only acting in a sustainable, responsible manner but is also substantially limiting its potential for future liability under both CERCLA and RCRA.

Nucor operates an aggressive and sustainable environmental program that incorporates the concept of individual employee as well as management responsibility for environmental performance. All of Nucor’s steel making operations are ISO 14001 certified. Achieving ISO 14001 certification means that each of Nucor’s steel mills has put an environmental management system in place with measurable targets and objectives, such as reducing the use of oil and grease, minimizing electricity use and has implemented site-wide recycling programs, that make environmental commitment each Nucor’ teammate’s responsibility. Nucor’s environmental program maintains a high level of training, commitment, outreach and visibility.

We do not expect our capital expenditures in 2011 or 2012 for environmental control facilities to be material and, therefore, we are not required to disclose them at this time. When we prepare our 2011 Form 10-K in February 2012, we will review our estimated capital expenditures for the remainder of 2012 and 2013 and will disclose them if we expect them to be material.

Mr. Terence O’Brien

United State Securities and Exchange Commission

May 18, 2011

Sources and Availability of Raw Materials, page 3

2.	Please disclose the approximate amount of ferrous scrap and various scrap substitutes needed to produce a ton of steel. While the amount of raw materials needed will fluctuate based on the specifications of the final products and other factors, an estimate of this amount would provide useful information to an investor regarding your use of ferrous scrap, pig iron, DRI and HBI. Disclose the approximate amount of natural gas consumed per ton at normal operating levels.

We acknowledge the Staff’s comment and, in future annual filings, beginning with the 2011 Form 10-K, we will disclose in Part I, Item 1 that it takes, on average, approximately 1.1 tons of scrap and scrap substitutes to produce a ton of steel. Since it takes less than 2 mmbtus of natural gas to produce a ton of steel (less than 2% of the average sales price of a ton of steel in the first quarter of 2011), we do not believe the disclosure regarding the amount of natural gas consumed per ton of steel produced would be useful to an investor’s understanding of our results of operations during any period.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22

3.	Please expand your discussion of ferrous scrap to provide a detailed and appropriately quantified analysis of scrap metal costs and surcharges that provides investors an understanding through the eyes of management of the impact of changes in the price of scrap on operations and plans to manage them. Included in this analysis, please address the following:

•	Disclose the expected impact of recent changes in the price of scrap metal on profitability over the next few quarters as the scrap metal is processed and related revenue is earned.

•

Provide an expanded discussion of your contract mechanisms for recovering increases in scrap metal costs, including scrap rebate programs, surcharges, and index-based adjustments. Discuss the lag between an increase in scrap metal and your ability to recover a portion of the costs through these mechanisms and, as practicable, quantify the impact of these lags and other limitations on your ability to recover increased costs. Discuss the impact of these contract provisions during a period of declining scrap metal costs.

•	Discuss other limitations on your ability to recover increases in raw materials prices, e.g. limitations imposed by the market for your finished goods.

Mr. Terence O’Brien

United State Securities and Exchange Commission

May 18, 2011

•

Disclose the percentage of sales to spot market customers vs. contract sales, how this percentage has changed during recent periods, the impact on your ability to respond to changes in raw materials prices, and the impact on your margins from recent changes in this mix. Discuss the factors determining this mix, how much control management has in influencing it, and any expected trends or decisions to manage it based on expected volatility in raw materials costs.

Please provide us with an example of intended future disclosure.

We acknowledge the Staff’s comments regarding scrap metal costs and surcharges and, in future annual filings, beginning with the 2011 Form 10-K, we will include the following disclosure in our MD&A:

A major uncertainty we continue to face in our business is the price of our principal raw material, ferrous scrap, which is volatile and often increases rapidly in response to changes in domestic demand, unanticipated events that decrease the flow of scrap into scrap yards, and increased foreign demand for scrap. Increasing our prices for the products we sell quickly enough to offset increases in the prices we pay for ferrous scrap is challenging but critical to maintaining our profitability. We attempt to manage this risk via a raw material surcharge mechanism, which our customers understand is a necessary response by us to the market forces of supply and demand for our raw materials. The surcharge mechanism functions to offset changes in prices of our raw materials and is based upon widely available market indices for prices of scrap and other raw materials. We monitor changes in those indices closely and make adjustments as needed, generally on a monthly basis, to our surcharges and sometimes directly to the selling prices for our products. The surcharges are determined from a base scrap price and can differ by product. To help mitigate the scrap price risk, we also aim to manage scrap inventory levels at the steel mills to match the anticipated demand over the next several weeks for various steel products. Certain scrap substitutes, including pig iron, have longer lead times for delivery than scrap. Our raw material surcharge mechanism works best when demand for the affected products ranges from stable to strong. Then, we are generally able to pass through relatively quickly the increased costs of ferrous scrap and scrap substitutes and protect our gross margins from significant erosion. The surcharge mechanism can be less effective when the demand for our products is weak.

Mr. Terence O’Brien

United State Securities and Exchange Commission

May 18, 2011

Regarding the expected impact of recent changes in the price of scrap metal on profitability, we added the following disclosure on page 20 of the first quarter Form 10-Q:

In the steel mills segment, the average scrap and scrap substitute cost per ton used increased 33% from $318 in the first quarter of 2010 to $424 in the first quarter of 2011 and increased 18% from $359 in the fourth quarter of 2010; however, metal margin dollars also increased. Metal margin is the difference between the selling price of steel and the cost of scrap and scrap substitutes. This metal margin expansion demonstrated our historical experience of rising scrap prices leading, after a short lag, to higher metal margins. Metal margins for the month of March 2011 were at the highest level attained since 2008. We expect changes in scrap costs in the second quarter to be more moderate than those experienced at the end of 2010 and beginning of 2011.

We acknowledge the Staff’s comments regarding contract sales and, in future annual filings, beginning with the 2011 Form 10-K, we will include the following disclosure in our MD&A:

Although the majority of our steel sales are to spot market customers who place their orders each month based on their business needs and our pricing competitiveness compared to both domestic and global producers and trading companies, we also sell contract tons, primarily in our sheet operations. In recent years, approximately 30% to 40% of our sheet sales have been to contract customers, with the balance in the spot market at the prevailing prices at the time of sale. The amount of tons sold to contract customers depends on the overall market conditions at the time, how the end-use customers see the market moving forward, and the strategy that Nucor management believes is appropriate to the upcoming period. Nucor management considerations include maintaining an appropriate balance of spot and contract tons based on market projections and appropriately supporting our diversified customer base. The percentage of tons that is placed under contract also depends on the overall market dynamics and customer negotiations. Our contracts include a method of adjusting prices on a periodic basis to reflect changes in the market pricing for steel and/or scrap. Market indices for steel generally trend with scrap pricing changes. Since the selling price adjustments are not immediate; however, there will always be a timing difference between changes in the prices we pay for raw materials and the adjustments we make to our contract selling prices. Generally, in periods of increasing scrap prices, we experience a short-term margin contraction on contract tons. Conversely, in periods of decreasing scrap prices, we

Mr. Terence O’Brien

United State Securities and Exchange Commission

May 18, 2011

typically experience a short-term margin expansion. Contract sales typically have terms ranging from six to twelve months.

4.	Your discussion did not address the substantial decline in performance in the fourth quarter in gross margin, net earnings and the loss attributable to Nucor stockholders. For example, your discussion of gross margin describes the increase in gross margins overall without addressing the decrease in the fourth quarter. Your discussion of the steel mills segment discusses an increase in metal margin dollars, without addressing the decline of metal margins at your steel mills of $27 per ton from third quarter levels. In future filings, please discuss significant changes in recent performance, the underlying reasons, and any trends, events or uncertainties that could affect future periods.

We acknowledge the Staff’s comment and, in future filings, we will include the requested disclosure.

For example, in the Form 10-Q for the first quarter of 2011, we disclosed the following on page 19:

In general, there has been a gradual and consistent improvement in real demand for steel over the past 18 months. Supply chain restocking added to this improvement in demand in the first quarter as many customers with low inventories accelerated purchases in response to a trend of higher scrap prices that began in late 2010.

We also disclosed the following on page 20 of the first quarter Form 10-Q:

In the steel mills segment, the average scrap and scrap substitute cost per ton used increased 33% from $318 in the first quarter of 2010 to $424 in the first quarter of 2011 and increased 18% from $359 in the fourth quarter of 2010; however, metal margin dollars also increased. Metal margin is the difference between the selling price of steel and the cost of scrap and scrap substitutes. This metal margin expansion demonstrated our historical experience of rising scrap prices leading, after a short lag, to higher metal margins. Metal margins for the month of March 2011 were at the highest level attained since 2008. We expect changes in scrap costs in the second quarter to be more moderate than those experienced at the end of 2010 and beginning of 2011.

Mr. Terence O’Brien

United State Securities and Exchange Commission

May 18, 2011

5.	In addition to the matters noted above, please expand your discussion throughout to discuss the underlying reasons for changes in your operations in sufficient detail for a reader to see the business through the eyes of management. For example:

•

In evaluating your operating performance, you focus on both changes in, and the reasons for changes in, average sales price per ton during the period and total tons shipped to outside customers. In future filings, please ensure that you discuss the reasons for changes in these items.

•	Discuss the underlying reasons for the 40% increase in sales of cold finished bar.

•	Discuss the underlying reasons for the 5% decrease in average sales price per ton in your steel products segment and the 16% increase in average sales price per ton in your steel mills segment.

•	Discuss product mix and the impact on operations. Describe recent modifications made to plants to produce higher margin products and quantify the impacts.

•

Address earnings before income taxes and noncontrolling interests at the segment level. Given the recent losses in your steel products segment, include discussion of the underlying reasons for the losses and changes between periods.

•

Equity in losses of unconsolidated affiliates of $32.1 million was 12% of earnings before income taxes and noncontrolling interests in 2010. Please expand your discussion to discuss the contributing factors driving the equity losses of $32.1 million for the 2010 fiscal year and the contribution of your significant equity investments, including NuMit LLC.

These are examples and are not intended to be a comprehensive list. Please revise your disclosures throughout MD&A in future filings to provide a greater level of detail and analysis.

We acknowledge the Staff’s comments and, in future filings, we will include the requested disclosure. For example, in the Form 10-Q for the first quarter of 2011, we disclosed the following in MD&A:

•

Net Sales (Steel mills segment) The recovery in the markets for products produced by the steel mills segment has been uneven between the industrial/energy sectors and the residential/non-residential construction sector. Although residential and non-residential construction activity remains weak, demand for the steel mills’ products improved in the first quarter in several other important markets. These markets include energy, heavy

Mr. Terence O’Brien

United State Securities and Exchange Commission

May 18, 2011

equipment, agriculture, truck trailers and bridge-building. Increased demand in these markets contributed to increased pricing and volume in the steel mills segment in the first quarter.

•

Net Sales (Steel products segment) While both volumes and pricing improved over the prior year quarter, sales in the steel products segment remain depressed due to the continued weakness in the non-residential construction market. Sales of cold-finished bar products contributed most significantly to the increases in volumes and prices, due to improved demand in the heavy equipment and transportation markets.

•

Earnings Before Income Taxes and Noncontrolling Interests Earnings before income taxes and noncontrolling interests in the steel mills segment almost doubled from the first quarter of last year because of increased utilization rates, higher metal margins and decreased pre-operating and start-up costs. Improvements in real demand contributed to increased pricing and volume in this segment.

In the steel products segment, losses before income taxes and noncontrolling interests decreased from the first quarter of 2010. Demand in this segment remains depressed due to continued weakness in the non-residential construction market. Improvements in volume and sales prices were partially offset by margin compression caused by increased scrap costs.

The profitability of our raw materials segment, particularly The David J. Joseph Company, increased significantly over the first quarter of 2010 and the fourth quarter of 2010 primarily due to rising scrap prices.

•

Equity in Losses of Unconsolidated Affiliates Equity method investment losses, including amortization expense and other purchase accounting adjustments, were $4.2 million and $18.4 million in the first quarter of 2011 and 2010, respectively. The decrease in the equity method investment losses is primarily due to reduced losses at Duferdofin Nucor S.r.l combined with earnings generated by NuMit LLC, of which Nucor acquired a 50% interest in the second quarter of 2010. The markets served by Duferdofin Nucor have been negatively affected by the global economic recession and lower-priced imports from foreign steel producers receiving government subsidies. In spite of the challenges within

Mr. Terence O’Brien

United State Securities and Exchange Commission

May 18, 2011

these markets, Duferdofin Nucor’s results have improved from the first quarter of 2010 to the first quarter of 2011 due to increases in both average sales prices and sales tons.

We also acknowledge the Staff’s comment regarding recent modifications made to plants. In future filings, we will include the requested disclosures whenever modifications are expected to have a material impact on our results of operations.

We acknowledge that:

•	The company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention to this matter. We trust that our responses and proposed disclosures in future filings adequately address the issues raised in your letter and would be happy to discuss with you any remaining questions or concerns you may have. Please contact me at (704) 366-7000 should you have any questions or require further information.

Very truly yours,

/s/ James D. Frias

James D. Frias
Chief Financial Officer, Treasurer and Executive Vice President